BINGHAM McCUTCHEN LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

November 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	CRM Mutual Fund Trust
(File Nos. 333-123998 and 811 21749)

Ladies and Gentlemen:

This letter responds to comments received from Ms. Laura Hatch of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of Form N-CSR filings and certain other filings made by CRM Mutual Fund Trust (the “Registrant”). Following are the Staff’s comments and the Registrant’s responses thereto:

1. Comment:	The Staff asked that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2. Comment:	The Staff noted that CRM Large Cap Value Fund and CRM 130/30 Value Fund are no longer offered by the Registrant. The Staff requested that the Registrant mark such series as inactive on the EDGAR system.

Response:	The Registrant confirms that it has marked CRM Large Cap Value Fund and CRM 130/30 Value Fund as inactive on the EDGAR system.

Please call the undersigned at (617) 951-8458 with any questions.

Very truly yours,

/s/Jeremy Kantrowitz

Jeremy Kantrowitz

cc:	Carlos A. Leal
Steven A. Yadegari
Lea Anne Copenhefer

Exhibit A

CRM Mutual Fund Trust

c/o BNY Mellon Investment Servicing (U.S.) Inc.

301 Bellevue Parkway

Wilmington, DE 19809

November 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	CRM Mutual Fund Trust
(File Nos. 333-123998 and 811 21749)

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of Form N-CSR filings and certain other filings made by CRM Mutual Fund Trust (the “Registrant”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)     the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)     Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)     the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CRM Mutual Fund Trust

By:	/s/ Carlos A. Leal
Name: Carlos A. Leal
Title: Chief Financial Officer